January 23, 2006

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.—Mailstop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Joseph Roesler, Staff Accountant
Mary Mast, Senior Accountant

Re:	Heska Corporation Form 10-K for Fiscal Year ended December 31, 2004 File No. 000-22427

Ladies and Gentlemen:

Heska Corporation (“Heska” or the “Company”) hereby further responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated October 28, 2005 in connection with the above-referenced report on Form 10-K (the “Report”).  Going forward, Heska will add the following additional disclosure after its Table of Contractual Obligations and to its Critical Accounting Policies and Estimates, respectively.

Additional disclosure to be added after the Table of Contractual Obligations:

“In addition to those agreements considered above where our contractual obligation is fixed, we are party to commercial agreements which may require us to make milestone payments under certain circumstances.  All milestone obligations which we believe are likely to be triggered but are not yet paid are included in “Unconditional Purchase Obligations” in the table above.  We do not believe other potential milestone obligations, some of which we consider to be of remote likelihood of ever being triggered, will have a material impact on our liquidity, capital resources or financial condition in the foreseeable future.”

Additional disclosure to be added to Critical Accounting Policies and Estimates:

“We own a portfolio of patents not currently utilized in our product development or manufacture.  Several entities have paid upfront licensing fees to utilize the technology supported by these patents in their own product development and commercialization efforts.  Because we believe that we have an obligation to protect the underlying patents, we defer the revenue associated with these long-term agreements and the direct and incremental costs of prosecuting the patents that support the agreements.  We use the term “patent prosecution” in this context in the narrow sense often used by intellectual property professionals – to describe activities where we seek to expand the scope of existing patents such as geographically, where we may look to expand patent protection into new countries, or for broader applications, such as for newly contemplated uses or expanded claim breadth coverage of the technology defined by those licensing our technology within existing geographies.  A situation where a third party has violated our intellectual property rights by using our patented technology without permission and we have filed a corresponding lawsuit would not meet this definition of “patent prosecution” and we would therefore expense the corresponding legal expenses as incurred.  In accordance with SFAS No. 95, paragraph 17(c), we have classified patent prosecution expenditures which are capitalized as cash used for investing activities since, like a capital expenditure to improve a building or add a piece of equipment, the cost is a necessary investment into a productive asset to maintain our future revenue process.”

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 970-493-7272 extension 4105, if you have any questions regarding the responses to the Staff’s comment letter.

Sincerely,

Jason Napolitano
Executive Vice President, Chief Financial Officer and Secretary